                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Applied Voice Recognition, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    03828N103
                         ------------------------------
                                 (CUSIP Number)

                                 Carl Dammekens
                     Lernout & Hauspie Speech Products N.V.
                           Flanders Language Valley 50
                               8900 Ieper, Belgium
                           Telephone: 011 32 57 228888
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 5, 1999
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03828N103                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lernout & Hauspie Speech Products N.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

                WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Belgium

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,405,406

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,405,406

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                          5,405,406

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          24.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                          CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.      SECURITY AND ISSUER.
------       -------------------

     This Schedule 13D relates to the Common Stock (the "Common Stock") of Applied Voice Recognition, Inc., a Delaware corporation doing business as eDOCS.net (the "Issuer"). The principal executive offices of the Issuer are located at 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND.
------   -----------------------

     (a) This statement is being filed by Lernout & Hauspie Speech Products N.V., a Belgian corporation ("L & H"). The names and citizenship of the executive officers and directors of L & H are set forth on Schedule A attached
                                                           ----------
hereto, which Schedule is incorporated herein by reference.

     (b) The executive offices and principal place of business of L & H are located at Flanders Language Valley 50, 8900 Ieper, Belgium. The business addresses of the executive officers and directors of L & H are set forth on Schedule A attached hereto, which Schedule is incorporated herein by reference.
----------

     (c) L & H is an international developer and licensor of advanced speech and language technologies and provider of translation services. The present principal occupations of the executive officers and directors of L & H are set forth on Schedule A attached hereto, which Schedule is incorporated herein by
         ----------
reference.

     (d) During the last five years, neither L & H nor, to the best of its knowledge, any of its directors or executive officers listed on Schedule A has
                                                                ----------
been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

     (e) During the last five years, neither L & H nor, to the best of its knowledge, any of its directors or executive officers listed on Schedule A has
                                                                ----------
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) L & H is a corporation formed under the laws of Belgium.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------   -------------------------------------------------

     On November 5, 1999, the Issuer issued to L & H an interest-bearing Convertible Secured Promissory Note in the original principal amount of $2,000,000 (the "Note") pursuant to a Convertible Secured Promissory Note Purchase Agreement dated November 5, 1999 (the "Agreement") by and between the Issuer and L & H. The Note is convertible at any time into Common Stock of the Issuer based upon a per share price of $0.37 (subject to adjustment in certain circumstances). The Agreement is attached hereto as Exhibit 1 and is
                                                    ---------
incorporated herein by reference. The Note is attached hereto as Exhibit 2 and
                                                                 ---------
is incorporated herein by reference.

     The source of L & H's consideration under the Agreement was the working capital of L & H. L & H did not acquire any of the subject securities with borrowed funds.

Item 4.  PURPOSE OF TRANSACTION.
------   ----------------------

     L & H entered into the Agreement with the Issuer on November 5, 1999, pursuant to which the Issuer issued the Note to L & H for a purchase price of $2,000,000. L & H has acquired the securities of the Issuer described herein for investment. However, the Issuer has covenanted and agreed with L & H that, upon the occurrence of an Event of Default under the Note, the Investor shall use its commercially reasonable best efforts to cause a designee of L & H's to be elected to the Issuer's Board of Directors, but only until such time as any such Event of Default shall have been cured, at which point such designee shall resign from the Board of Directors.

     The foregoing summary is not intended to be a complete statement of all of the material terms of the Agreement and the Note. The summary is qualified in its entirety by the Agreement and Note which are filed herewith as Exhibit 1 and
                                                                   ---------
Exhibit 2, respectively.
---------

     L & H is currently considering several possible alternatives for the restructuring of its investment in the Issuer. L & H will continuously evaluate its investment in the Issuer's Common Stock based on factors, including, without limitation, the Issuer's business, prospects and financial condition, the market for the Common Stock, availability of alternative investment opportunities, general economic conditions, stock market conditions and availability of funds. L & H expressly reserves the right to increase or decrease its holdings in the Issuer's Common Stock on such terms or at such times as it may determine. Any purchase or sale of the Issuer's Common Stock may be executed in the open market or in one or more privately negotiated transactions.

     Except as otherwise set forth in this Item 4, L & H has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes to the Issuer's Articles of Association, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE REGISTRANT.
------   ----------------------------------------

     (a) The Note is convertible at any time at the election of L & H, in whole or in part, into an aggregate of 5,405,406 shares of Common Stock (subject to adjustment). The 5,405,406 shares of Common Stock described above represent 24.4% of the issued and outstanding shares of the Common Stock of the Issuer on a fully diluted basis.

     (b) L & H has sole voting and dispositive power over these securities.

     (c) L & H has not been a party to any transaction with respect to shares of Common Stock, other than the Agreement, in the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          -- ------------------------

     Except as described in this Schedule 13D and the Agreement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons and entities named in Item 2, or between such persons or entities and any person, with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------   --------------------------------

     Exhibit 1 Convertible Secured Promissory Note Purchase Agreement dated November 5, 1999 by and between Applied Voice Recognition, Inc. and Lernout & Hauspie Speech Products N.V.

     Exhibit 2 Convertible Secured Promissory Note of Applied Voice Recognition, Inc. in the original principal amount of $2,000,000 in favor of Lernout & Hauspie Speech Products N.V.

                           SCHEDULE 13D - SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        November 23, 1999               LERNOUT & HAUSPIE SPEECH PRODUCTS N.V
-----------------------------------
             (Date)
                                        By: /s/ Carl Dammekens
                                           -----------------------------------
                                            Carl Dammekens
                                            Senior Vice President of Finance and
                                            Chief Financial Officer

                                  SCHEDULE A


       OFFICERS AND DIRECTORS OF LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.
       ----------------------------------------------------------------


     The name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of the Directors and Executive Officers of Lernout & Hauspie Speech Products N.V. (the "Reporting Entity") is set forth below. Unless otherwise indicated, each occupation set forth opposite an Executive Officer's name refers to employment with the Reporting Entity.

-----------------------------------------------------------------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION
         NAME                       OR EMPLOYMENT AND ADDRESS
         ----                       -------------------------
-----------------------------------------------------------------------------------------------------------
Jo Lernout               Co-Chairman of the Board and Managing Director
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Pol Hauspie              Co-Chairman of the Board and Managing Director
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Gaston Bastiaens         President and Chief Executive Officer
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Nico Willaert            Vice Chairman and Managing Director
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Carl Dammekens           Senior Vice President of Finance and Chief Financial Officer
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Allan Forsey             Senior Vice President of Finance and Strategic Planning
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Ellen Spooren            Senior Vice President of Marketing and Corporate Communications
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Dr. Bert Van Coile       Senior Vice President of Corporate Research and Development
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION
         NAME                       OR EMPLOYMENT AND ADDRESS
         ----                       -------------------------
-----------------------------------------------------------------------------------------------------------
Patrick De Schrijver     Senior Corporate Vice President and President of the Speech and Language
                         Technologies and Solutions Division
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Florita Mendez           Senior Corporate Vice President and President of the Speech and Language
                         Consulting and Services Division
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Anatoly Tikhman          Senior Corporate Vice President and President of the Speech and Language
                         Applications Division
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Fernand Cloet            Director of Registrant
                         Managing Director, Tack N.V.
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Marc G.H. De Pauw        Director of Registrant
                         General Manager, National Investment Corporation
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Hubert Detremmerie       Director of Registrant
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
RVD Securities N.V.,     Director of Registrant
 represented by Erwin    Chief Financial Officer, Icos Vision Systems Corporation N.V.
 Vandendriessche         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium


-----------------------------------------------------------------------------------------------------------
Dirk Cauwelier           Director of Registrant
                         Attorney
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Jan Coene                Director of Registrant
                         President, ABB Service Worldwide
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION
         NAME                       OR EMPLOYMENT AND ADDRESS
         ----                       -------------------------
-----------------------------------------------------------------------------------------------------------
Alex Vieux               Director of Registrant
                         Chairman, DASAR, Inc.
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Gerard van Acker         Director of Registrant
                         Chief Executive Officer, Gewestelijke Investeringsmaatschappij
                         Vlaanderen N.V.
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Frances Vanderhoydonck   Director of Registrant
                         Chief Executive Officer, Lernout & Hauspie Investment Company N.V.
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------
Bernard Vergnes          Director of Registrant
                         Chairman - Microsoft Europe
                         c/o Lernout & Hauspie Speech Products N.V.
                         Flanders Language Valley 50
                         8900 Ieper, Belgium
-----------------------------------------------------------------------------------------------------------